Exhibit 99.1

NIO Inc. Reports Unaudited Second Quarter 2022 Financial Results

Quarterly Total Revenues reached RMB10,292.4 million (US$1,536.6 million)i

Quarterly Deliveries of the ES8, the ES6, the EC6 and the ET7 were 25,059 vehicles

SHANGHAI, China, September 7, 2022 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the premium smart electric vehicle market, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Operating Highlights for the Second Quarter of 2022

•	Deliveries of vehicles were 25,059 in the second quarter of 2022, including 3,681 ES8s, 9,914 ES6s, 4,715 EC6s and 6,749 ET7s, representing an increase of 14.4% from the second quarter of 2021 and a decrease of 2.8% from the first quarter of 2022.

Key Operating Results

	2022 Q2	2022 Q1	2021 Q4	2021 Q3
Deliveries	25,059	25,768	25,034	24,439

	2021 Q2	2021 Q1	2020 Q4	2020 Q3
Deliveries	21,896	20,060	17,353	12,206

Financial Highlights for the Second Quarter of 2022

•	Vehicle sales were RMB9,570.8 million (US$1,428.9 million) in the second quarter of 2022, representing an increase of 21.0% from the second quarter of 2021 and an increase of 3.5% from the first quarter of 2022.
•	Vehicle marginii was 16.7% in the second quarter of 2022, compared with 20.3% in the second quarter of 2021 and 18.1% in the first quarter of 2022.
•	Total revenues were RMB10,292.4 million (US$1,536.6 million) in the second quarter of 2022, representing an increase of 21.8% from the second quarter of 2021 and an increase of 3.9% from the first quarter of 2022.
•	Gross profit was RMB1,340.3 million (US$200.1 million) in the second quarter of 2022, representing a decrease of 14.8% from the second quarter of 2021 and a decrease of 7.4% from the first quarter of 2022.

•	Gross margin was 13.0% in the second quarter of 2022, compared with 18.6% in the second quarter of 2021 and 14.6% in the first quarter of 2022.
•	Loss from operations was RMB2,845.6 million (US$424.8 million) in the second quarter of 2022, representing an increase of 272.8% from the second quarter of 2021 and an increase of 30.0% from the first quarter of 2022. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB2,355.1 million (US$351.6 million) in the second quarter of 2022, representing an increase of 360.1% from the second quarter of 2021 and an increase of 37.3% from the first quarter of 2022.
•	Net loss was RMB2,757.5 million (US$411.7 million) in the second quarter of 2022, representing an increase of 369.6% from the second quarter of 2021 and an increase of 54.7% from the first quarter of 2022. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB2,267.0 million (US$338.5 million) in the second quarter of 2022, representing an increase of 575.1% from the second quarter of 2021 and an increase of 73.1% from the first quarter of 2022.
•	Net loss attributable to NIO’s ordinary shareholders was RMB2,745.0 million (US$409.8 million) in the second quarter of 2022, representing an increase of 316.4% from the second quarter of 2021 and an increase of 50.4% from the first quarter of 2022. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB2,185.6 million (US$326.3 million) in the second quarter of 2022, representing an increase of 551.1% from the second quarter of 2021 and an increase of 70.1% from the first quarter of 2022.
•	Basic and diluted net loss per Ordinary Share/American Depositary Share (ADS)iii were both RMB1.68 (US$0.25) in the second quarter of 2022, compared with RMB0.42 in the second quarter of 2021 and RMB1.12 in the first quarter of 2022. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB1.34 (US$0.20), compared with RMB0.21 in the second quarter of 2021 and RMB0.79 in the first quarter of 2022.
•	Cash and cash equivalents, restricted cash and short-term investment were RMB54.4 billion (US$8.1 billion) as of June 30, 2022.

Key Financial Results

(in RMB million, except for per ordinary share data and percentage)
	2022 Q2	2022 Q1	2021 Q2	% Changeiv
				QoQ		YoY
Vehicle Sales	9,570.8	9,244.0	7,911.8	3.5%		21.0%
Vehicle Margin	16.7%	18.1%	20.3%	-140	bp	-360	bp
Total Revenues	10,292.4	9,910.6	8,448.0	3.9%		21.8%
Gross Profit	1,340.3	1,446.8	1,573.9	-7.4%		-14.8%
Gross Margin	13.0%	14.6%	18.6%	-160	bp	-560	bp
Loss from Operations	(2,845.6)	(2,188.7)	(763.3)	30.0%		272.8%
Adjusted Loss from Operations (non-GAAP)	(2,355.1)	(1,715.6)	(511.9)	37.3%		360.1%
Net Loss	(2,757.5)	(1,782.7)	(587.2)	54.7%		369.6%
Adjusted Net Loss (non-GAAP)	(2,267.0)	(1,309.6)	(335.8)	73.1%		575.1%
Net Loss Attributable to Ordinary Shareholders	(2,745.0)	(1,825.0)	(659.3)	50.4%		316.4%
Net Loss per Ordinary Share/ADS-Basic and Diluted	(1.68)	(1.12)	(0.42)	50.0%		300.0%
Adjusted Net Loss per Ordinary Share/ADS-Basic and Diluted (non-GAAP)	(1.34)	(0.79)	(0.21)	69.6%		538.1%

Recent Developments

Deliveries in July and August 2022

•	NIO delivered 10,052 vehicles in July 2022 and 10,677 vehicles in August 2022. As of August 31, 2022, cumulative deliveries of the ES8, ES6, EC6, and ET7 reached 238,626 vehicles.
•	In August, the production and delivery started to ramp up steadily for the ES7, a mid-large five-seater premium smart electric SUV based on NIO Technology 2.0 (NT2).

CEO and CFO Comments

"We delivered 25,059 vehicles in the second quarter of 2022, representing a growth of 14.4% year-over-year despite the COVID-19 related challenges. With the teams’ concerted efforts, our deliveries started to recover and achieved 10,052 and 10,677 units in July and August, respectively," said William Bin Li, founder, chairman and chief executive officer of NIO.

"The second half of 2022 is a critical period for NIO to scale up the production and delivery of multiple new products. The ES7, our first mid-large five-seater smart electric SUV based on NIO Technology 2.0 (NT2.0), has become a new favorite of the market with its superior performance, comfort and digital experience. We witnessed a robust order inflow for the ES7 and started its deliveries at scale in August. We also look forward to starting the mass production and delivery of the ET5 in late September. With the compelling product portfolio and well-established brand awareness, NIO will attract a broader user base and embrace robust growth in the coming quarters," concluded Mr. Li.

"We achieved solid financial results for the second quarter of 2022 in spite of the tremendous challenges and cost volatilities," added Steven Wei Feng, chief financial officer of NIO. "With the ET7 setting sail to Europe in August, users in more countries will experience our new products and services later this year. To meet the growing EV demand of the global market, we have been working closely with our partners to ramp up the production and deliveries of our new products. We also expect to further expand our market share in the global premium smart electric vehicle market with high operating efficiency. "

Financial Results for the Second Quarter of 2022

Revenues

•	Total revenues in the second quarter of 2022 were RMB10,292.4 million (US$1,536.6 million), representing an increase of 21.8% from the second quarter of 2021 and an increase of 3.9% from the first quarter of 2022.

•	Vehicle sales in the second quarter of 2022 were RMB9,570.8 million (US$1,428.9 million), representing an increase of 21.0% from the second quarter of 2021 and an increase of 3.5% from the first quarter of 2022. The increase in vehicle sales over the second quarter of 2021 was mainly attributed to higher deliveries. The increase in vehicle sales over the first quarter of 2022 was mainly driven by higher average selling price.

•	Other sales in the second quarter of 2022 were RMB721.5 million (US$107.7 million), representing an increase of 34.6% from the second quarter of 2021 and an increase of 8.2% from the first quarter of 2022. The increase in other sales over the second quarter of 2021 was mainly attributed to the increased revenue derived from auto financing services, sales of service and energy packages, and sales of used car. The increase in other sales over the first quarter of 2022 was mainly attributed to the increased revenue derived from sales of used car and auto financing services.

Cost of Sales and Gross Margin

•	Cost of sales in the second quarter of 2022 was RMB8,952.1 million (US$1,336.5 million), representing an increase of 30.2% from the second quarter of 2021 and an increase of 5.8% from the first quarter of 2022. The increase in cost of sales over the second quarter of 2021 was mainly driven by the increase of delivery volume and higher material cost per vehicle in the second quarter of 2022. The increase in cost of sales over the first quarter of 2022 was attributed to the higher material cost per vehicle.

•	Gross Profit in the second quarter of 2022 was RMB1,340.3 million (US$200.1 million), representing a decrease of 14.8% from the second quarter of 2021 and a decrease of 7.4% from the first quarter of 2022.

•	Gross margin in the second quarter of 2022 was 13.0%, compared with 18.6% in the second quarter of 2021 and 14.6% in the first quarter of 2022. The decrease of gross margin over the second quarter of 2021 was attributed to the decrease of vehicle margin and the reduction in other sales margin resulting from the expanded investment in power and service network. The decrease of gross margin over the first quarter of 2022 was mainly attributed to the decrease of vehicle margin.

•	Vehicle margin in the second quarter of 2022 was 16.7%, compared with 20.3% in the second quarter of 2021 and 18.1% in the first quarter of 2022. The decrease of vehicle margin over the second quarter of 2021 and the first quarter of 2022 was mainly attributed to the increased battery cost per unit, which was partially offset by favorable changes in sales mix of the ET7.

Operating Expenses

•	Research and development expenses in the second quarter of 2022 were RMB2,149.5 million (US$320.9 million), representing an increase of 143.2% from the second quarter of 2021 and an increase of 22.0% from the first quarter of 2022. Excluding share-based compensation expenses (non-GAAP), research and development expenses were RMB1,873.6 million (US$279.7 million), representing an increase of 133.9% from the second quarter of 2021 and an increase of 23.7% from the first quarter of 2022. The increase in research and development expenses over the second quarter of 2021 and first quarter of 2022 was mainly attributed to the increased personnel costs in research and development functions as well as the incremental design and development costs for new products and technologies.

•	Selling, general and administrative expenses in the second quarter of 2022 were RMB2,282.5 million (US$340.8 million), representing an increase of 52.4% from the second quarter of 2021 and an increase of 13.3% from the first quarter of 2022. Excluding share-based compensation expenses (non-GAAP), selling, general and administrative expenses were RMB2,082.1 million (US$310.8 million), representing an increase of 55.7% from the second quarter of 2021 and an increase of 15.6% from the first quarter of 2022. The increase in selling, general and administrative expenses over the second quarter of 2021 was primarily due to the increase in personnel costs and costs related to sales and service network expansion. The increase in selling, general and administrative expenses over the first quarter of 2022 was mainly attributed to the increase in personnel costs and marketing and promotional expenses, including expenses related to the launch of the ES7.

Loss from Operations

•	Loss from operations in the second quarter of 2022 was RMB2,845.6 million (US$424.8 million), representing an increase of 272.8% from the second quarter of 2021 and an increase of 30.0% from the first quarter of 2022. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB2,355.1 million (US$351.6 million) in the second quarter of 2022, representing an increase of 360.1% from the second quarter of 2021 and an increase of 37.3% from the first quarter of 2022.

Share-based Compensation Expenses

•	Share-based compensation expenses in the second quarter of 2022 were RMB490.5 million (US$73.2 million), representing an increase of 95.1% from the second quarter of 2021 and an increase of 3.7% from the first quarter of 2022. The increase in share-based compensation expenses over the second quarter of 2021 was primarily attributed to the grant of options and restricted shares on a continued basis. Share-based compensation remained relatively stable compared with the first quarter of 2022.

Net Loss and Earnings Per Share

•	Net loss in the second quarter of 2022 was RMB2,757.5 million (US$411.7 million), representing an increase of 369.6% from the second quarter of 2021 and an increase of 54.7% from the first quarter of 2022. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB2,267.0 million (US$338.5 million) in the second quarter of 2022, representing an increase of 575.1% from the second quarter of 2021 and an increase of 73.1% from the first quarter of 2022.

•	Net loss attributable to NIO’s ordinary shareholders in the second quarter of 2022 was RMB 2,745.0 million (US$409.8 million), representing an increase of 316.4% from the second quarter of 2021 and an increase of 50.4% from the first quarter of 2022. Excluding share-based compensation expenses, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB2,185.6 million (US$326.3 million) in the second quarter of 2022.

•	Basic and diluted net loss per Ordinary Share/ADS in the second quarter of 2022 were both RMB1.68 (US$0.25), compared with RMB0.42 in the second quarter of 2021 and RMB1.12 in the first quarter of 2022. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB1.34 (US$0.20), compared with RMB0.21 in the second quarter of 2021 and RMB0.79 in the first quarter of 2022.

Balance Sheets

•	Balance of cash and cash equivalents, restricted cash and short-term investment was RMB54.4 billion (US$8.1 billion) as of June 30, 2022.

Business Outlook

For the third quarter of 2022, the Company expects:

•	Deliveries of vehicles to be between 31,000 and 33,000 vehicles, representing an increase of approximately 26.8% to 35.0% from the same quarter of 2021.

•	Total revenues to be between RMB12,845 million (US$1,918 million) and RMB13,598 million (US$2,030 million), representing an increase of approximately 31.0% to 38.7% from the same quarter of 2021.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on September 7, 2022 (8:00 PM Beijing/Hong Kong/Singapore Time on September 7, 2022).

A live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.nio.com/news-events/events.

For participants who wish to join the conference using dial-in numbers, please register in advance using the link provided below and dial in 10 minutes prior to the call. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

https://s1.c-conf.com/diamondpass/10024719-87cksh.html

A replay of the conference call will be accessible by phone at the following numbers, until September 14, 2022:

United States:	+1-855-883-1031
Hong Kong, China:	+852-800-930-639
Mainland, China:	+86-400-1209-216
Singapore:	+65-800-1013-223
International:	+61-7-3107-6325
Replay PIN:	10024719

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO’s product portfolio consists of the ES8, a six- or seven-seater flagship premium smart electric SUV, the ES7, a mid-large five-seater premium smart electric SUV, the ES6, a five-seater high-performance premium smart electric SUV, the EC6, a five-seater premium smart electric coupe SUV, the ET7, a flagship premium smart electric sedan, and the ET5, a mid-size premium smart electric sedan.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES7, ES6, EC6, ET7 and ET5; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the U.S. Securities and Exchange Commission and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP), adjusted net loss (non-GAAP), adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share (non-GAAP) and adjusted basic and diluted net loss per ADS (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. The Company defines adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP) and adjusted net loss (non-GAAP) as cost of sales, research and development expenses, selling, general and administrative expenses, loss from operations and net loss excluding share-based compensation expenses. The Company defines adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share (non-GAAP) and adjusted basic and diluted net loss per ADS (non-GAAP) as net loss attributable to ordinary shareholders, basic and diluted net loss per share and basic and diluted net loss per ADS excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value. By excluding the impact of share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

For more information, please visit: http://ir.nio.com.

Investor Relations

ir@nio.com

Media Relations

global.press@nio.com

Source: NIO

NIO INC.

Unaudited Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	15,333,719	24,513,677	3,659,796
Restricted cash	2,994,408	3,790,113	565,849
Short-term investments	37,057,554	26,091,241	3,895,320
Trade and notes receivable	2,797,805	3,487,559	520,679
Amounts due from related parties	1,551,334	1,213,507	181,172
Inventory	2,056,352	3,360,593	501,723
Prepayments and other current assets	1,850,143	2,344,406	350,010
Total current assets	63,641,315	64,801,096	9,674,549
Non-current assets:
Long-term restricted cash	46,437	58,356	8,712
Property, plant and equipment, net	7,399,516	9,731,791	1,452,918
Land use rights, net	199,121	215,255	32,137
Long-term investments	3,059,383	4,418,184	659,618
Right-of-use assets - operating lease	2,988,374	7,940,191	1,185,439
Other non-current assets	5,549,455	6,738,675	1,006,058
Total non-current assets	19,242,286	29,102,452	4,344,882
Total assets	82,883,601	93,903,548	14,019,431
LIABILITIES
Current liabilities:
Short-term borrowings	5,230,000	6,115,000	912,945
Trade and notes payable	12,638,991	16,232,628	2,423,468
Amounts due to related parties	687,200	522,691	78,036
Taxes payable	627,794	355,632	53,094
Current portion of operating lease liabilities	744,561	1,042,370	155,622
Current portion of long-term borrowings	2,067,962	2,062,616	307,940
Accruals and other liabilities	7,201,644	8,230,570	1,228,793
Total current liabilities	29,198,152	34,561,507	5,159,898
Non-current liabilities:
Long-term borrowings	9,739,176	12,161,493	1,815,663
Non-current operating lease liabilities	2,317,193	7,055,535	1,053,364
Deferred tax liabilities	25,199	208,428	31,118
Other non-current liabilities	3,540,458	4,217,344	629,633
Total non-current liabilities	15,622,026	23,642,800	3,529,778
Total liabilities	44,820,178	58,204,307	8,689,676

12

NIO INC.

Unaudited Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
MEZZANINE EQUITY
Redeemable non-controlling interests	3,277,866	3,413,540	509,628
Total mezzanine equity	3,277,866	3,413,540	509,628
SHAREHOLDERS’ EQUITY
Total NIO Inc. shareholders’ equity	34,709,924	32,190,572	4,805,925
Non-controlling interests	75,633	95,129	14,202
Total shareholders’ equity	34,785,557	32,285,701	4,820,127
Total liabilities, mezzanine equity and shareholders’ equity	82,883,601	93,903,548	14,019,431

13

NIO INC.

Unaudited Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	Three Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2022
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	7,911,813	9,244,014	9,570,842	1,428,889
Other sales	536,234	666,574	721,522	107,720
Total revenues	8,448,047	9,910,588	10,292,364	1,536,609
Cost of sales:
Vehicle sales	(6,308,001)	(7,567,550)	(7,976,625)	(1,190,879)
Other sales	(566,125)	(896,199)	(975,436)	(145,629)
Total cost of sales	(6,874,126)	(8,463,749)	(8,952,061)	(1,336,508)
Gross profit	1,573,921	1,446,839	1,340,303	200,101
Operating expenses:
Research and development	(883,666)	(1,761,687)	(2,149,479)	(320,909)
Selling, general and administrative	(1,497,760)	(2,014,804)	(2,282,461)	(340,762)
Other operating income	44,182	140,987	246,077	36,738
Total operating expenses	(2,337,244)	(3,635,504)	(4,185,863)	(624,933)
Loss from operations	(763,323)	(2,188,665)	(2,845,560)	(424,832)
Interest and investment income	193,034	400,688	292,863	43,723
Interest expenses	(60,527)	(77,339)	(64,712)	(9,661)
Share of (loss)/income of equity investees	(3,450)	26,229	48,053	7,174
Other income/(losses), net	48,907	86,886	(189,955)	(28,360)
Loss before income tax expense	(585,359)	(1,752,201)	(2,759,311)	(411,956)
Income tax (expense)/benefit	(1,811)	(30,459)	1,791	267
Net loss	(587,170)	(1,782,660)	(2,757,520)	(411,689)
Accretion on redeemable non-controlling interests to redemption value	(72,168)	(66,775)	(68,899)	(10,286)
Net loss attributable to non-controlling interests	61	24,397	81,411	12,154
Net loss attributable to ordinary shareholders of NIO Inc.	(659,277)	(1,825,038)	(2,745,008)	(409,821)

Net loss	(587,170)	(1,782,660)	(2,757,520)	(411,689)
Other comprehensive (loss)/income
Change in unrealized gains related to available-for-sale debt securities, net of tax	—	743,103	(4,999)	(746)
Change in unrealized losses on cash flow hedges	—	—	(20)	(3)
Foreign currency translation adjustment, net of nil tax	(114,327)	(38,879)	490,549	73,237
Total other comprehensive (loss)/income	(114,327)	704,224	485,530	72,488
Total comprehensive loss	(701,497)	(1,078,436)	(2,271,990)	(339,201)

Accretion on redeemable non-controlling interests to redemption value	(72,168)	(66,775)	(68,899)	(10,286)
Net loss attributable to non-controlling interests	61	24,397	81,411	12,154
Other comprehensive income attributable to non-controlling interests	—	(150,141)	—	—
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(773,604)	(1,270,955)	(2,259,478)	(337,333)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,563,893,630	1,624,805,030	1,632,803,993	1,632,803,993
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.42)	(1.12)	(1.68)	(0.25)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	1,563,893,630	1,624,805,030	1,632,803,993	1,632,803,993
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(0.42)	(1.12)	(1.68)	(0.25)

14

NIO INC.

Unaudited Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	Six Months Ended
	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
Revenues:
Vehicle sales	15,317,600	18,814,856	2,808,984
Other sales	1,112,780	1,388,096	207,237
Total revenues	16,430,380	20,202,952	3,016,221
Cost of sales:
Vehicle sales	(12,146,943)	(15,544,175)	(2,320,684)
Other sales	(1,154,710)	(1,871,635)	(279,428)
Total cost of sales	(13,301,653)	(17,415,810)	(2,600,112)
Gross profit	3,128,727	2,787,142	416,109
Operating expenses:
Research and development	(1,570,214)	(3,911,166)	(583,922)
Selling, general and administrative	(2,695,008)	(4,297,265)	(641,565)
Other operating income	77,248	387,064	57,787
Total operating expenses	(4,187,974)	(7,821,367)	(1,167,700)
Loss from operations	(1,059,247)	(5,034,225)	(751,591)
Interest and investment income	312,652	693,551	103,544
Interest expenses	(484,283)	(142,051)	(21,208)
Share of income of equity investees	99,838	74,282	11,090
Other income/(losses), net	98,590	(103,069)	(15,388)
Loss before income tax expense	(1,032,450)	(4,511,512)	(673,553)
Income tax expense	(5,768)	(28,668)	(4,280)
Net loss	(1,038,218)	(4,540,180)	(677,833)
Accretion on redeemable non-controlling interests to redemption value	(4,496,164)	(135,674)	(20,256)
Net loss attributable to non-controlling interests	145	105,808	15,797
Net loss attributable to ordinary shareholders of NIO Inc.	(5,534,237)	(4,570,046)	(682,292)

Net loss	(1,038,218)	(4,540,180)	(677,833)
Other comprehensive (loss)/income
Change in unrealized gains related to available-for-sale debt securities, net of tax	—	738,104	110,196
Change in unrealized losses on cash flow hedges	—	(20)	(3)
Foreign currency translation adjustment, net of nil tax	(188,856)	451,670	67,433
Total other comprehensive (loss)/income	(188,856)	1,189,754	177,626
Total comprehensive loss	(1,227,074)	(3,350,426)	(500,207)

Accretion on redeemable non-controlling interests to redemption value	(4,496,164)	(135,674)	(20,256)
Net loss attributable to non-controlling interests	145	105,808	15,797
Other comprehensive income attributable to non-controlling interests	—	(150,141)	(22,415)
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(5,723,093)	(3,530,433)	(527,081)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,557,911,888	1,631,602,522	1,631,602,522
Net loss per share attributable to ordinary shareholders
Basic and diluted	(3.55)	(2.80)	(0.42)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	1,557,911,888	1,631,602,522	1,631,602,522
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(3.55)	(2.80)	(0.42)

15

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	Three Months Ended June 30, 2022
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(8,952,061)	14,227	—	(8,937,834)
Research and development expenses	(2,149,479)	275,894	—	(1,873,585)
Selling, general and administrative expenses	(2,282,461)	200,382	—	(2,082,079)
Total	(13,384,001)	490,503	—	(12,893,498)
Loss from operations	(2,845,560)	490,503	—	(2,355,057)
Net loss	(2,757,520)	490,503	—	(2,267,017)
Net loss attributable to ordinary shareholders of NIO Inc.	(2,745,008)	490,503	68,899	(2,185,606)

Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(1.68)	0.30	0.04	(1.34)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(1.68)	0.30	0.04	(1.34)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.25)	0.04	0.01	(0.20)

	Three Months Ended March 31, 2022
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(8,463,749)	12,125	—	(8,451,624)
Research and development expenses	(1,761,687)	247,621	—	(1,514,066)
Selling, general and administrative expenses	(2,014,804)	213,293	—	(1,801,511)
Total	(12,240,240)	473,039	—	(11,767,201)
Loss from operations	(2,188,665)	473,039	—	(1,715,626)
Net loss	(1,782,660)	473,039	—	(1,309,621)
Net loss attributable to ordinary shareholders of NIO Inc.	(1,825,038)	473,039	66,775	(1,285,224)

Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(1.12)	0.29	0.04	(0.79)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(1.12)	0.29	0.04	(0.79)

	Three Months Ended June 30, 2021
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(6,874,126)	8,393	—	(6,865,733)
Research and development expenses	(883,666)	82,772	—	(800,894)
Selling, general and administrative expenses	(1,497,760)	160,215	—	(1,337,545)
Total	(9,255,552)	251,380	—	(9,004,172)
Loss from operations	(763,323)	251,380	—	(511,943)
Net loss	(587,170)	251,380	—	(335,790)
Net loss attributable to ordinary shareholders of NIO Inc.	(659,277)	251,380	72,168	(335,729)

Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(0.42)	0.16	0.05	(0.21)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(0.42)	0.16	0.05	(0.21)

16

	Six Months Ended June 30, 2022
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(17,415,810)	26,352	—	(17,389,458)
Research and development expenses	(3,911,166)	523,515	—	(3,387,651)
Selling, general and administrative expenses	(4,297,265)	413,675	—	(3,883,590)
Total	(25,624,241)	963,542	—	(24,660,699)
Loss from operations	(5,034,225)	963,542	—	(4,070,683)
Net loss	(4,540,180)	963,542	—	(3,576,638)
Net loss attributable to ordinary shareholders of NIO Inc.	(4,570,046)	963,542	135,674	(3,470,830)

Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(2.80)	0.59	0.08	(2.13)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.80)	0.59	0.08	(2.13)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.42)	0.09	0.01	(0.32)

	Six Months Ended June 30, 2021
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(13,301,653)	12,044	—	(13,289,609)
Research and development expenses	(1,570,214)	119,287	—	(1,450,927)
Selling, general and administrative expenses	(2,695,008)	216,529	—	(2,478,479)
Total	(17,566,875)	347,860	—	(17,219,015)
Loss from operations	(1,059,247)	347,860	—	(711,387)
Net loss	(1,038,218)	347,860	—	(690,358)
Net loss attributable to ordinary shareholders of NIO Inc.	(5,534,237)	347,860	4,496,164	(690,213)

Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(3.55)	0.22	2.89	(0.44)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(3.55)	0.22	2.89	(0.44)

i All translations from RMB to USD for the three months and six months ended June 30, 2022 were made at the rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022 in the H.10 statistical release of the Federal Reserve Board.

ii Vehicle margin is the margin of new vehicle sales, which is calculated based on revenues and cost of sales derived from new vehicle sales only.

iii Each ADS represents one ordinary share.

iv Except for gross margin and vehicle margin, where absolute changes instead of percentage changes are calculated.

17